UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number: 1-10312

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYNOVUS FINANCIAL CORP.

1111 BAY AVENUE

SUITE 500

COLUMBUS, GEORGIA 31901

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Financial Statements

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 2000 303 Peachtree Street, N.E. Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Synovus Financial Corp.

2011 Director Stock Purchase Plan:

We have audited the accompanying statement of financial condition of the Synovus Financial Corp. 2011 Director Stock Purchase Plan (the Plan) as of December 31, 2011 and the related statement of operations and changes in plan equity for the period from inception (June 1, 2011) to December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2011, and the results of its operations and changes in its plan equity for the period from inception (June 1, 2011) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

March 28, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
(“KPMG International”), a Swiss entity.

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Statement of Financial Condition

December 31, 2011

Assets
Common stock of Synovus Financial Corp., at fair value – 3,958,026 shares (cost $8,578,426)	$5,580,817
Contribution receivable	164,111
Dividends receivable	39,680

$5,784,608

Plan Equity
Plan equity (552 participants)	$5,784,608

See accompanying notes to financial statements.

2

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Statement of Operations and Changes in Plan Equity

Period from inception (June 1, 2011) to December 31, 2011

Investment income (loss):
Dividend income	$109,068
Realized loss on distributions/withdrawals to participants (note 7)	(112,889)
Unrealized depreciation of common stock of Synovus Financial Corp. (note 6)	(2,997,609)

Total investment loss	(3,001,430)

Contributions (note 5):
Participants	868,350
Synovus Financial Corp. and participating subsidiaries and divisions	434,175

Total contributions	1,302,525

Withdrawals by participants – common stock of Synovus Financial Corp., at fair value (189,433 shares)	(307,801)
Rollover from predecessor plan, at fair value (note 1)	7,791,314

Net increase in plan equity	5,784,608
Plan equity at inception	—

Plan equity at December 31, 2011	$5,784,608

See accompanying notes to financial statements.

3

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2011

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2011

(1)	Description of the Plan

On February 16, 2011, the board of directors of Synovus Financial Corp. (Synovus) adopted the Synovus Financial Corp. 2011 Director Stock Purchase Plan (the Plan). The Plan was approved by Synovus’ shareholders on April 27, 2011 and became effective as of June 1, 2011. On June 1, 2011, the plan assets of a predecessor plan, the Synovus Financial Corp. Director Stock Purchase Plan, were rolled over into the Plan. The Plan is designed to enable participating directors of Synovus Financial Corp. (Synovus) and its subsidiaries to purchase shares of Synovus common stock at prevailing market prices from contributions made by them and by Synovus, Synovus Bank, and any division of Synovus Bank (the Participating Affiliates).

Synovus serves as the Plan Administrator. The Plan agent is American Stock Transfer & Trust, LLC, hereafter referred to as “Agent.”

Any person who currently serves or in the future is elected to serve as director of Synovus or Synovus Bank or as an advisory director or divisional advisory director of any division of Synovus Bank is eligible to participate in the Plan. Participants may contribute to the Plan only through automatic transfers of contributions from their designated demand deposit accounts. Contributions by directors of Synovus Bank or any division of Synovus Bank may not exceed $1,000 per calendar quarter. Contributions by directors of Synovus may not exceed $5,000 per calendar quarter. Matching contributions to the Plan are to be made by the Participating Affiliates in an amount equal to 0% to 50% of each participant’s contribution, with the applicable match to be set from time to time by Synovus’ board of directors. The match is currently 50%. At any time, Synovus may change the matching contribution to less than 50% without an amendment to the Plan. All contributions to the Plan vest immediately.

The Plan provides, among other things, that all expenses of administering the Plan shall be paid by Synovus. Brokers’ fees, commissions, and other transaction costs incurred in connection with the purchase in the open market of Synovus common stock under the Plan are included in the cost of such stock to each participant.

The Plan maintains an account balance for each participant equal to the number of shares of Synovus common stock purchased on his/her behalf, plus related investment income or loss. Each participant has the rights and powers of ordinary Synovus shareholders over the shares of common stock held for his or her benefit in the Plan, including the right to vote his or her shares. Each participant will receive cash dividends, stock dividends, stock splits and similar changes in ownership for the shares held in the Plan to the same extent as other ordinary Synovus shareholders.

The Plan provides that all shares must be held for a minimum period of six months, during which the shares cannot be sold, transferred, assigned, pledged, or otherwise disposed of. Subsequent to the six month holding period, the Plan provides that each participant may withdraw at any time all or part of the full number of shares in his or her account balance. The participant may elect to receive the proceeds in the form of shares of common stock of Synovus or in a lump-sum cash distribution.

4	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2011

The Plan provides that upon termination of participation in the Plan, each former participant will receive, at his or her discretion, (i) the full number of shares of Synovus common stock held on his or her behalf by the Agent, together with a check for any fractional share interest, or (ii) a lump-sum cash distribution for the proceeds of the sale of all shares held on his or her behalf by the Agent.

Participation in the Plan shall automatically terminate upon termination of a participant’s status as a director whether by death, retirement, resignation, or otherwise.

Synovus reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by him or her, or the Participating Affiliates prior to the date of such amendment or termination.

Synovus reserves the right to suspend Participating Affiliate contributions to the Plan at anytime.

(2)	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan’s investment in Synovus common stock is stated at fair value, which is based on the closing price at year-end obtained by using market quotations on the New York Stock Exchange, the principal public exchange market for which such securities are traded. The December 31, 2011 fair value was $1.41 per share.

The Plan’s investment in the common stock of Synovus is exposed to market and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

The realized gain or loss on distributions to participants is determined by computing the difference between the average cost per share and the fair value per share at the date of the distribution to the participants, less transaction costs.

Purchases and sales of Synovus common stock are reflected on a trade-date basis. Dividend income is accrued on the record date.

Contributions by participants and Participating Affiliates are accounted for on the accrual basis. Withdrawals are accounted for upon distribution. At December 31, 2011, Plan investments include 22,875 shares held by 13 terminated directors, respectively, who have not yet requested distribution in accordance with the terms of the Plan.

5	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2011

(3)	Fair Value Measurements

The Plan determines the fair value of its assets consistent with the provisions of the accounting standard for fair value measurements and disclosures. The accounting standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the accounting standard are described below:

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 – inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 – inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s investment in Synovus common stock is considered a Level 1 input under the fair value hierarchy.

Management of the Plan also believes that the carrying amount of the receivables is a reasonable approximation of fair value due to their short-term nature.

(4)	Tax Status of the Plan

The Plan is not qualified under Sections 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Participants in the Plan must treat as compensation income their pro rata share of contributions made to the Plan by the Participating Affiliates. Cash dividends paid on Synovus common stock purchased under the Plan will be taxable to the participants on a pro rata basis for Federal and state income tax purposes during the year any such dividend is received by the participant or the Plan. Upon disposition of the Synovus common stock purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gain or loss depending upon when such disposition occurs.

6	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2011

(5)	Contributions

Contributions by Participating Affiliates and by participants are as follows:

Participating Affiliates	Participants	Participating Affiliates
Synovus Financial Corp.	$92,500	46,250
Columbus Bank and Trust Company	65,778	32,889
Commercial Bank and Trust Company of Troup County	15,111	7,556
Commercial Bank of Thomasville	29,000	14,500
SB&T	61,444	30,722
The Coastal Bank of Georgia	22,111	11,056
First State Bank and Trust Company	33,333	16,667
Cohutta Banking Company	13,852	6,926
Bank of Coweta	14,333	7,167
First Community Bank of Tifton	20,000	10,000
Community Bank and Trust of Southeast Alabama	18,667	9,333
CB&T of Middle Georgia	30,333	15,167
First Coast Community Bank	8,554	4,277
CB&T of East Alabama	20,000	10,000
Sea Island Bank	34,333	17,167
Citizens First Bank	25,667	12,833
AFB&T	35,667	17,833
Coastal Bank and Trust of Florida	28,333	14,167
First Commercial Bank (Birmingham)	28,000	14,000
The Bank of Tuscaloosa	37,333	18,667
Sterling Bank	21,000	10,500
First Bank of Jasper	17,444	8,722
First Commercial Bank (Huntsville)	21,000	10,500
Tallahassee State Bank	14,222	7,111
NBSC	37,000	18,500
Bank of North Georgia	22,889	11,444
Georgia Bank and Trust	12,444	6,222
The Bank of Nashville	19,333	9,667
Trust One Bank	18,667	9,333
Synovus Bank of Jacksonville	15,667	7,833
Synovus Bank	34,333	17,167

Total contributions	$868,350	434,175

7	(Continued)

SYNOVUS FINANCIAL CORP.

2011 DIRECTOR STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2011

(6)	Unrealized Depreciation in Common Stock of Synovus Financial Corp.

Changes in unrealized depreciation in Synovus common stock are as follows:

Unrealized depreciation at December 31, 2011	$(2,997,609)
Unrealized depreciation at inception	—

Total unrealized depreciation	$(2,997,609)

(7)	Realized Loss on Withdrawal/Distributions to Participants

The realized loss on withdrawal/distributions to participants is summarized as follows:

Fair value at date of distribution or redemption of shares of Synovus common stock	$307,801
Less cost (computed on an average cost basis) of shares of Synovus common stock distributed or redeemed	420,690

Total realized loss	$(112,889)

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp., as administrator of the Synovus Financial Corp. 2011 Director Stock Purchase Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP. 2011 DIRECTOR STOCK PURCHASE PLAN

BY: SYNOVUS FINANCIAL CORP., AS PLAN ADMINISTRATOR

March 30, 2012	By:	/s/ Samuel F. Hatcher
Samuel F. Hatcher
Executive Vice President, General Counsel and Secretary